Exhibit 99.1

For Immediate Release

TFI Delivering Rapid Data Center Related Growth

– Names Chief Commercial Officer to Further Support Data Center and Electric Grid Customers –

Montreal, Quebec, January 20, 2026 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today provided an update on its substantial and rapidly growing data center and power grid related transportation business. TFI’s go-to-market, asset-based truckload brand SFI, with its fleet size of approximately 8,000 tractors, offers sophisticated transport of high-value and sensitive cargo for data center and other electric grid related customers through multiple TFI operating companies. TFI’s Truckload segment generated more than $3 billion in total revenue during 2025, including $43 million in data center-related revenue, which grew quickly from approximately $8 million in the first quarter to more than $15 million by the fourth quarter. Broader electric grid-related revenue surpassed $110 million and has also demonstrated robust recent growth.

TFI also today announced that Scott Hoppe is moving into the newly created role of Chief Commercial Officer of SFI. Scott joined TFI International in 2024 through the acquisition of Daseke and has spent more than 25 years in leadership roles across the industry including Vice President of Business Development, Chief Operating Officer and President of E.W. Wylie. One of Scott’s early priorities will be to leverage SFI’s extensive, nationwide capabilities across open deck, tank, logistics, dedicated, bulk, van and heavy haul divisions to further support the rapid buildout of data centers and related electric grid projects across the U.S. and Canada.

“We are pleased that in Scott’s new role he will help leverage what is by any measure one of the most extensive open deck transportation networks in North America, with multiple operating companies working seamlessly as SFI and under the TFI umbrella to support time-sensitive and complex client needs,” said Alain Bédard, Chairman, President and Chief Executive Officer. “The data center industry has become a major economic driver, still in its early innings, with several owners, operators and developers already working with SFI. We see significant opportunity to further our involvement by leveraging our many inherent strengths that are perfectly suited for the multi-year buildout ahead.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com